SECURITIES AND EXCHANGE COMMISSION


                        WASHINGTON, D.C. 20549


                              FORM 8-A/A


                 AMENDMENT TO REGISTRATION STATEMENT
          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                   SECURITIES EXCHANGE ACT OF 1934



                            DESIGNS, INC.
                            -------------
          (Exact Name of registrant as specified in charter)


          Delaware              0-15898            04-2623104
          --------              -------            ----------
(State or other jurisdiction  (Commission        (IRS Employer
    of incorporation)          File Number)    Identification No.)


  66 B Street, Needham, Massachusetts                  02194
  -----------------------------------                  -----
(Address of principal executive offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                              Name of Each Exchange
     Title of each Class      on which each Class is
     to be so registered      to be registered
     -------------------      -------------------------

          None                     None



Securities to be registered pursuant to Section 12(g) of the Act:

                   Preferred Stock Purchase Rights
                   -------------------------------
                           (Title of Class)

                            AMENDMENT NO 1

     The undersigned registrant hereby amends its Registration
Statement on Form 8-A dated as of May 1, 1995 by replacing Item 1 of such Statement in its entirety with the Item 1 set forth below.

"Item 1.  Description of Registrant's Securities to be Registered

     On October 6, 1997, the Board of Directors of Designs, Inc. (the "Company") approved an amendment (the "First Amendment") to the Company's Shareholder Rights Agreement dated May 1, 1995 (the "1995 Agreement"). The 1995 Agreement, as amended by the First Amendment, is hereinafter referred to as the "Rights Agreement." The following description of the terms of the First Amendment and the Rights Agreement does not purport to be complete and is qualified in it entirety by reference to the First Amendment (which accompanies this Amendment to Registration Statement as an exhibit hereto) and the 1995 Agreement (which was previously filed with the Securities and Exchange Commission as Exhibit 1 to the Company's Registration Statement on Form 8-A dated as of May 1, 1995).

     The purpose of the First Amendment is to amend the definition of an "Acquiring Person." The definition of such term now allows a person who is and continues to be permitted to file a Schedule 13G, in lieu of Schedule 13D, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, to be the beneficial owner of less than 20% of the shares of the Company's Common Stock, $0.01 par value ("Common Stock"), then outstanding without becoming an "Acquiring Person."
A person who is so permitted to file a Schedule 13G, in lieu of a
Schedule 13D, is hereinafter referred to as a "Schedule 13G Filer."

     Pursuant to the terms of the Rights Agreement, the Company distributed one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock to stockholders of record as of the close of business on May 15, 1995 (the "Record Date"). Such Rights were registered by the Company under the Exchange Act by the filing of a registration statement dated as of May 1, 1995 with the Securities and Exchange Commission on May 19, 1995 (the "1995 Registration Statement"). Each Right entitles the registered holder to purchase from the Company a unit consisting of on one-thousandth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a cash exercise price of $56.00 per Unit (the "Exercise Price"), subject to adjustment.

     The Company previously disclosed that the Rights, initially, are not exercisable and are attached to all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from shares of Common Stock and will become exercisable upon the earliest of: (i) the close of business on the tenth business day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% (or, in the case of a person who is a Schedule 13G Filer, 20%) or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) the close of business on the tenth business day (or such other business day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock, or (iii) the determination by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

     The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the outstanding shares of Common Stock, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and such reasonable inquiry and investigation, including such consultation, if any, with such person as the Board of Directors shall deem appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors.
No delay or failure by the Board of Directors to declare a Person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Shareholder Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 1, 2005, unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their affiliates or associates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.

     At any time after a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Preferred Stock per Right. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

     The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the date on which a person is declared to be an Adverse Person, (ii) the close of business on the tenth business day after the Stock Acquisition Date, or (iii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The Rights Agreement may be amended by the Board of Directors in its sole discretion until the Distribution Date. After the Distribution Date, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board of Directors may at any time prior to such time as any person becomes an Acquiring Person amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

     The certificate of vote of directors establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the 1995 Agreement (which is included as Exhibit 1 to the 1995 Registration Statement). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the 1995 Agreement, as amended by the First
Amendment.                                                       "

Item 2.   Exhibits

Exhibit 4.1 First Amendment, dated as of October 6, 1997, to Shareholder Rights Agreement dated as of May 1, 1995, between Designs, Inc. and BankBoston, N.A., as Rights Agent, successor to The First National Bank of Boston, N.A.

                              SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.

                                   DESIGNS, INC.



Date:  October 9, 1997             By: /s/ Joel H. Reichman
                                       ____________________________
                                       Joel H. Reichman, President
                                        and Chief Executive Officer